I'm reaching out because my startup's limited equity crowdfunding campaign goes public in just 5 days! Our mission is to partner with clinicians to improve care, prove outcomes, and reduce the costs of care in the substance use and eating disorder space. It's a mission that I'm extremely passionate about after losing my father while I was in highschool to an opioid addiction. This is an investment in our company, not a donation like gofundme, so you'd get a piece of equity in Proof in Recovery. If we can't raise the full amount you are refunded your investment. Obviously, startups are risky and most ventures fail, but recovery is difficult and too many people are failing.

I'd be thrilled if you could help us out with our raise in any of the following ways:

- Check us out on WeFunder
  - Investments start at $100
  - Feedback is just as important!
- Comment on our LinkedIn post
  - Comments drive their sorting algorithms and put us in front of the most people
  - We still love likes too
- Post our WeFunder page to your social media
- Forward this email to someone that you believe may be interested in helping the substance use and eating disorder community

Substance use and eating disorders were a pandemic before 2020 and we truly believe we have a product that can change lives. More importantly, the patients and clinicians we've shared this with believe in this platform.

We should catch up sometime soon!

Posted by **Zachary Ratliff** • 3/31/2021

Proof in Recovery
128 followers
10mo •

We're always excited to learn more about #crowdinvesting companies like CrowdLustro who shared our campaign!

CrowdLustro
138 followers
10mo •

Today's #crowdfunding deals! #crowdlustro #lustrodaily

Every deal. Every platform. https://buff.ly/31Yfn2C ...see more


BQI
The Building Quality Index
Proof in Recovery
Our mission is to work with providers to improve care, prove outcomes, and reduce the cost of care.



Zachary Ratliff (He/Him)

Let's end the addiction crisis.

10mo •

While Proof in Recovery is making a splash with #equitycrowdfunding, Y Combinator is making waves with 26 startups raising on Wefunder! Check out https://lnkd.in/dmNssCy or the link below for #socialimpactinvesting opportunities with some of the amazing #startups looking for #funding today!



Y Combinator Startups on Wefunder



Zachary Ratliff (He/Him)
Let's end the addiction crisis.
11mo • Edited •

I lost my father while I was a junior in high school to an opioid addiction. **Proof in Recovery**, my startup, is launching our limited equity crowdfunding campaign to help those treating and afflicted by substance use and eating disorders! We've designed a technology platform to improve care, prove outcomes, and reduce costs at treatment programs. Even investing just $100 will help us build a future where our friends, family, and patients can receive the care they deserve. Startups are risky and most ventures fail. Recovery is difficult and too many people fail. Learn more about how you can help us succeed and how we plan to help patients succeed at https://lnkd.in/dmNssCy today! #startup #entrepreneur #healthcare #innovation


Proof in Recovery
Become an early owner
of an exciting new startup tackling substance use and eating disorders!
Invest on WeFunder
Outcomes
Reduce Costs

Zachary Ratliff (He/Him)
Let's end the addiction crisis.
7mo •

Have you ever wondered what it's like to pitch a #startup to an #angelinvestor or #venturecapital?

Well you're in luck, Proof in Recovery's investor interview is up!

https://lnkd.in/dFaS9qx

Watch Tony Wilkins and I discuss how Proof in Recovery is poised to help transform substance use and eating disorder treatment!


Proof in Recovery
Become an early owner
of an exciting new startup tackling substance use and eating disorders!
Invest on WeFunder
Reduce Costs

Zachary Ratliff (He/Him)
Let's end the addiction crisis.
10mo • Edited •

Equity crowdfunding didn't even exist ten years ago. It's even been around for less time than Bitcoin. Today it is a key part of how **Proof in Recovery** is raising money to build the clinical platform patients and providers deserve. Learn about the differences crowdfunding and equity crowdfunding:


601

Equity Crowdfunding?

Zachary Ratliff on LinkedIn • 2 min read

On top of obsessing about our clinical platform, reaching out to angel investors, and learning...



Zachary Ratliff (He/Him)

Let's end the addiction crisis.

11mo • Edited •

I lost my father while I was a junior in high school to an opioid addiction. **Proof in Recovery**, my startup, is launching our limited equity crowdfunding campaign to help those treating and afflicted by substance use and eating disorders! We've designed a technology platform to improve care, prove outcomes, and reduce costs at treatment programs. Even investing just $100 will help us build a future where our friends, family, and patients can receive the care they deserve. Startups are risky and most ventures fail. Recovery is difficult and too many people fail. Learn more about how you can help us succeed and how we plan to help patients succeed at **https://lnkd.in/dmNssCy** today! **#startup #entrepreneur #healthcare #innovation**


Proof in Recovery
Become an early owner
of an exciting new startup tackling substance use and eating disorders!
Invest on WeFunder
Reduce Costs
Outcomes



Zachary Ratliff (He/Him)

Let's end the addiction crisis.

10mo • Edited •

It's truly incredible that friends, family, and colleagues are able to invest in Proof in Recovery's seed round. #Startups are joining stocks as an #investment that everyday people can utilize and that is a powerful new tool! #equitycrowdfunding is here to stay.


Retail Startup Investing

GameStop & Equity Crowdfunding: Power to the People

GameStop & Equity Crowdfunding: Power to the People

Published on April 1, 2021


Retail Startup Investing

Dr. Christine Schneider waiting to pitch to an institutional healthcare investor.



Zachary Ratliff
Let's end the addiction crisis.

After writing about the **basics of crowdfunding** last week, I caught up with a friend and listened to her story about **investing in Proof in Recovery**. She works for a financial institution and is required to disclose her investments so they can maintain records of their

Equity Crowdfunding?

Published on March 26, 2021


601

The Proof in Recovery Founding Team



Zachary Ratliff
Let's end the addiction crisis.

On top of obsessing about our clinical platform, reaching out to angel investors, and learning more about our customers' needs I unwittingly signed up to be an ambassador of equity crowdfunding. Perhaps an unwanted one as I email WeFunder support more often than I join Zoom calls. This is mostly because I am learning how to raise our pre-seed round utilizing this new form of crowdfunding. I want share some of what I have learned such as what is unique about equity crowdfunding, how every-day investors have the power to shape the